SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1*)

Dialogic Inc.
(formerly known as Veraz Networks, Inc.)
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25250T100
(CUSIP Number)

Eric Schlezinger
Dialogic Corporation
9800 Cavendish Blvd., 5th floor
Montreal, Quebec
Canada H4M 2V9

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Shon Glusky, Esq.
Bingham McCutchen LLP
399 Park Avenue
New York, New York 10022
(212) 705-7000

October 1, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d−1(e), 13d−1(f) or 13d−1(g), check the following box ❑.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

1	Names of Reporting Persons Dialogic Corporation
2	Check the Appropriate Box if a Member of a Group (a) ❑ (b) ❑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ❑
6	Citizenship or Place of Organization British Columbia, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ❑
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person CO

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2010 (the “Schedule 13D”) by Dialogic Corporation (“Dialogic”), with respect to the Common Stock, $0.001 par value per share (the “Issuer Common Stock”) of Dialogic Inc. (formerly known as Veraz Networks, Inc.), a Delaware corporation (the “Issuer”).  This Amendment No. 1 is being filed because, following the consummation of the acquisition of Dialogic by the Issuer (the “Transaction”), Dialogic no longer beneficially owns any Issuer Common Stock.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.  From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 1.  Security and Issuer

Item 1 is hereby supplemented as follows:

In connection with the consummation of the Transaction, the Issuer changed its name to Dialogic Inc.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented as follows:

On October 1, 2010, the Issuer consummated the Transaction with Dialogic.  Upon the consummation of the Transaction, Dialogic ceased to have voting and/or dispositive power over any shares of Issuer Common Stock.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a), (b)  Upon the consummation of the Transaction on October 1, 2010, Dialogic ceased to have voting and/or dispositive power over any shares of Issuer Common Stock.

(c)  Not applicable.

(d)  Not applicable.

(e)  Upon the consummation of the Transaction on October 1, 2010, Dialogic ceased to be the beneficial owner of any shares of Issuer Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           October 12, 2010
Dialogic Corporation

By:           /s/ Nick Jensen
Name:           Nick Jensen
Title:           Chairman of the Board